Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

KeeperAI, Inc
100 Park Ave, 16th Floor
New York, NY 10016
https://keeperai.com/

Up to $1,234,999.92 in Class A Common Stock at $0.49
Minimum Target Amount: $9,999.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: KeeperAI, Inc
Address: 100 Park Ave, 16th Floor, New York, NY 10016
State of Incorporation: DE
Date Incorporated: January 08, 2019

Terms:

Equity

Offering Minimum: $9,999.92 | 20,408 shares of Class A Common Stock
Offering Maximum: $1,234,999.92 | 2,520,408 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.49
Minimum Investment Amount (per investor): $249.90

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 25% bonus shares.

Super Early Bird Bonus

Invest within the first 1 week and receive 20% bonus shares.

Early Bird Bonus

Invest within the first 3 weeks and receive 15% bonus shares.

Later Bird Bonus

Invest within the first 6 weeks and receive 10% bonus shares.

Amount-Based:

$1,000+ | Keeper Bronze

Invest $1000+ and receive +10% Bonus Shares.

$5,000+ | Keeper Silver

Invest $5000+ and receive +15% Bonus Shares.

$10,000+ | Keeper Gold

Invest $10,000+ and receive +20% Bonus Shares.

$25,000+ | Keeper Platinum

Invest $25,000+ and receive +25% Bonus Shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

KeeperAI will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.49/ share, you will receive 10 additional shares of Class A Common Stock, meaning you'll own 110 shares for $49. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

KeeperAI is a SaaS based platform that enables the formation of deeper relationships by leveraging the power of AI, imagery and behavioral science, to empower people to connect authentically and companies to retain employees via healthy work cultures -- all of which are more important than ever, where remote work is the norm and employees are more prone to job hop than ever before.

The business model of **KeeperAI** revolves around *direct B2B sales* and *integrations* with communication and/or human capital management platforms to embed directly into the organization's ecosystem.

KeeperAI is a sole entity. No other subsidiaries or common control entities involved.

Keeper AI, Inc. is a Delaware corporation that was formed on January 1, 2019 as Keeper Recruitment Corporation. On December 4, 2021, the Company changed its name from "Keeper Recruitment Corporation" to "KeeperAI, Inc."

This change was made following the company's attached Restated Certificate of Incorporation, which is why this document references the Company by its previous name.

Competitors and Industry

The SaaS employee engagement/experience industry is seeing steady growth and an influx of innovation which capitalizes on the capability of AI and existing technologies to harness the power of employee engagement and bolster employee experience, which is the most exciting thing. Companies now more than ever are realizing the value of engaging their workforce. We may have found a niche industry by creating a platform that is protected by our pending patents.

While KeeperAI is innately a unique product, as we have not seen any other platform approach employee engagement in such a way, our competitors would be other platforms that bring engagement and connectivity together, such as - Slack, Monday.com, Kazoo, CultureAmp, and the like.

Assume KeeperAI to be on the opposite spectrum to LinkedIn, where LinkedIn uses hard skills to connect individuals, KeeperAI highlights the softer skills to enable users to connect with authenticity.

Current Stage and Roadmap

Current Stage of Development

As with regards to any technology platform - eg: Facebook, LinkedIn, etc, there are constant updates based on customer feedback, user interface and use cases. KeeperAI is a SaaS based platform currently operating in the B2B market, where we have successfully deployed the product and integrated with clients , and have been paid for the same.

The B2C vision is for 2023.

The product is in the later stages of development/early stages of market introduction. The basic functionalities of the product are ready, with operational use cases. Our current client engagements include the likes of RingCentral, Dartmouth and YRCI (a federal facing HR management organization). We believe the next phase of the development- which is estimated to be completed during Q3 of 2022- will see the complete development of advanced functionalities along with a fully functioning mobile application.

The roadmap for the near future includes:

1) Completeing the development life cycle for the advanced functionalities and have it operational and tested.

2) Launch of the mobile application.

3) Efforts to increase client footprint and integrate with the likes of Google and Microsoft.

4) Efforts to increase footprint at educational institutions, similar to Dartmouth College. These

efforts would ideally include 1) institutions that are similar in size to the student population or alumni network at Dartmouth, and 2) institutions of similar caliber and stature as Dartmouth College.

The Team

Officers and Directors

Name: Vishal Ahluwalia

Vishal Ahluwalia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder and Chairman of the Board
  Dates of Service: March, 2020 - Present
  Responsibilities: Assembling a closely knit, highly collaborative virtual team spanning global geographies. Making key hires and developing the product roadmap. Securing technical development staff to build features and functionality. Establishing an advisory board comprised of advisors with extensive relevant experience. Presenting the product concept to early clients and potential partners/integrations and maintaining relationships with them. Spearheading fundraising efforts to raise capital for the company. Currently performs CFO functions for, and is the principal financial officer of, the Company. Vishal has received 33.33% in company equity as compensation for his services.

Other business experience in the past three years:

- **Employer:** JP Morgan Chase
  Title: Global Head of Client Experience - Automation and Digitization
  Dates of Service: October, 2014 - February, 2020
  Responsibilities: Focused on transforming complex business processes and included planning and executing strategic digitization/automation initiatives using market utilities and emerging technologies (i.e. RPA, AI, Blockchain) for JP Morgan and our external clients. These initiatives optimised cost, created new business and transformed outdated workflows.

Name: Rafael Rocha

Rafael Rocha's current primary role is with Batvia. Rafael Rocha currently services 60 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: January, 2019 - Present
  Responsibilities: Recruiting new board members and passing resolutions that are in the best interest of the company. Attending and participating in committee meetings and supporting the Chairperson in their strategic vision and mission. Rafael receives no salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Batvia

Title: Founding Partner | Investment Leader
Dates of Service: August, 2008 - Present
Responsibilities: Lead partner for investment sourcing in the US and UK. Spearheaded the expansion into Portugal and the UK. Member of the investment committee. Global product structuring lead: creating, implementing, and optimizing the firms' investment vehicles.

Other business experience in the past three years:

- **Employer:** XLIO Ventures
  Title: Founding Partner | EVP of Investor Operations
  Dates of Service: December, 2019 - Present
  Responsibilities: In charge of third-party funding for individual projects. Responsible for start-up governance, legal compliance, and diligence.

Name: Dean Graziano

Dean Graziano's current primary role is with 2Cents Audio. Dean Graziano currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Board Member
  Dates of Service: January, 2019 - Present
  Responsibilities: Attending and participating in committee meetings and passing resolutions that are in the best interest of the company. Supporting the Chairperson in their strategic vision and mission. Dean receives 12% of company equity as compensation.

Other business experience in the past three years:

- **Employer:** 2Cents Audio
  Title: Founder
  Dates of Service: May, 2020 - Present
  Responsibilities: Initial ideation of the concept and building a team for product development

Other business experience in the past three years:

- **Employer:** The Movement Company
  Title: Co-Founder, CEO, Managing Partner
  Dates of Service: February, 2017 - Present
  Responsibilities: Initial ideation of the concept and building a team for product development, running the business.

Other business experience in the past three years:

- **Employer:** Soro Software
  Title: Advisor
  Dates of Service: April, 2018 - Present
  Responsibilities: Sits on the advisory board and assists the founders.

Other business experience in the past three years:

- **Employer:** Launch Consulting Group
  Title: Consultant
  Dates of Service: June, 2018 - Present
  Responsibilities: Helps consult the company on business direction

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Company's equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Company Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software development industry.

However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Company equity in the amount of up to $1 Million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate

family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our KeeperAI platform. Delays or cost overruns in the development of our KeeperAI Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies such as Microsoft, Google, Slack and the like, who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

KeeperAI, Inc was formed on 8th January, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KeeperAI, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KeeperAI is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. In particular, we are dependent on our CEO, Vishal Ahluwalia. The company intends to enter into an employment agreement with Mr Vishal Ahluwalia, however there is no assurance that they will do so or that they will continue to be employed by the company for a particular period of time. The loss of Vishal Ahluwalia or any other member of the board of directors or executive officers could harm the company's business, financial conditions, cash flow and results of operation. Additionally, As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties such as Google Cloud, AWS, Azure, etc, to provide a variety of essential business functions for us to deploy, maintain and run the platform. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on KeeperAI or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on KeeperAI could harm our reputation and materially negatively impact our financial condition and business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security o of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.

We continue to experience significant growth in our customer base and personnel, which has placed a strain on and in the future may stress the capabilities of our management, administrative, operational and financial infrastructure. We anticipate that significant additional investments will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our services, to expand into new geographic areas, and to scale with our overall growth. The additional investments we are making will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. We may not be able to make these investments as quickly or effectively as necessary to successfully scale our operations. We regularly upgrade our customer platform and various other software systems. If the implementations of these new applications are delayed, or if we encounter unforeseen problems with our new systems or in migrating away from our existing applications and systems, our operations and our ability to manage our business could be negatively impacted. Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. Additionally, changes in our work environment and workforce could adversely affect our operationsAny adjustments made to our current and future office environments or work-from-home policies may not meet the needs and expectations of our workforce, which could negatively impact our ability to attract and retain our employees. To manage the expected domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting systems and procedures, and our utilization of real estate. If we fail to successfully scale our operations and increase productivity, we may be unable to execute our business plan.

If our customers do not renew their subscriptions for our services, our revenue and current remaining performance obligation could decline and our business may suffer. If we cannot accurately predict subscription renewals or upgrade rates, we may not meet our revenue targets, which may adversely affect the value of our securities.

Our customers have no obligation to renew their subscriptions for our services, and in the normal course of business, some customers have elected not to renew. It is difficult to predict attrition rates given our varied customer base of enterprise and small and medium-size business customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers' spending levels, mix of customer base, competition, pricing increases or changes and deteriorating general economic conditions. Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and that our customers do not react negatively to any price changes related to these additional features and services. If customers do not renew their subscriptions, do not purchase additional features or enhanced subscriptions or if attrition rates increase, our business could be harmed.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020 and 2021 due to COVID, the Company's revenue has been adversely affected. In addition, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our services and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Chief Executive Officer currently does not take a salary

Vishal Ahluwalia, the Chief Executive Officer of KeeperAI, Inc., does not currently receive a salary for his work at KeeperAI, Inc. Although Vishal Ahluwalia owns equity in both KeeperAI, Inc., there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Vishal gets compensated as an independent contractor under a 1099. He only gets paid when the company has adequate funding. He plans to take regular salary of $20K-25K once the company has been fully funded. While a 100% of his time is committed to KeeperAI, Vishal does participate in occasional hourly consulting (3-4 hours a week) due to his C-Level executive background at Wall Street. The Company may use entirely all or some of the proceeds from this raise towards Vishal's salary, depending on the raise, other revenue sources, or other funds raised.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Whisper Creek Limited Partnership (Managed by Teton Trust Company LLC & General Partner Limited)	250,000	Class A Common Stock	26.79%
Whisper Creek Limited Partnership (Managed by Teton Trust Company LLC & General Partner Limited)	9	SAFE Notes	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, SAFE Notes, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,520,408 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 23,000,000 with a total of 5,260,366 outstanding.

Voting Rights

The holders of the Class A Common Stock and Class B Common Stock are entitled to one vote for each share of such Class A Common Stock or Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock or any series thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. However, please see voting rights of securities sold in this offering below.

Material Rights

Please see voting rights of securities sold in this offering below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 1,265,896 of shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 2,604,470 of shares to be issued pursuant to stock options issued.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed-1 Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Series Seed-1 Preferred Stock and Common Stock, pro rata based on the number of shares of Common Stock held by each such holder on an as-converted basis; provided, however, that if the aggregate amount which the holders of Series Seed-1 Preferred Stock are entitled to receive under Subsections 1.1 and 1.2 shall exceed $0.2552 per share (subject to appropriate adjustment in the event of a stock split, stock dividend, combination, reclassification, or similar event affecting the Series Seed-1 Preferred Stock) (the "Maximum Participation Amount), each holder of Series Seed-1 Preferred Stock shall be entitled to receive upon such liquidation, dissolution or winding up of the Corporation the greater of (i) the Maximum Participation Amount and (ii) the amount such holder would have received if all shares of Series Seed-1 Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Corporation.

Class B Common Stock

The amount of security authorized is 3,033,460 with a total of 3,033,460 outstanding.

Voting Rights

The holders of the Class A Common Stock and Class B Common Stock are entitled to one vote for each share of such Class A Common Stock or Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock or any series thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Material Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed-1 Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Series Seed-1 Preferred Stock and Common Stock, pro rata based on the number of shares of Common Stock held by each such holder on an as-converted basis; provided, however, that if the aggregate amount which the holders of Series Seed-1 Preferred Stock are entitled to receive under Subsections 1.1 and 1.2 shall exceed $0.2552 per share (subject to appropriate adjustment in the event of a stock split, stock dividend, combination, reclassification, or similar event affecting the Series Seed-1 Preferred Stock) (the "Maximum Participation Amount), each holder of Series Seed-1 Preferred Stock shall be entitled to receive upon such liquidation, dissolution or winding up of the Corporation the greater of (i) the Maximum Participation Amount and (ii) the amount such holder would have received if all shares of Series Seed-1 Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Corporation.

SAFE Notes

The security will convert into Company capital stock - preferred and common stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $691,867.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: In the event of an Equity Financing prior to termination of SAFE.

Material Rights

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Series Seed-1 Preferred Stock

The amount of security authorized is 20,145,972 with a total of 20,145,972 outstanding.

Voting Rights

Voting rights: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter, Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Series Seed-1 Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed-1 Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. Ifupon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed-1 Preferred Stock the full amount to which they are entitled under this Section 1,1, the holders of shares of Series Seed-1 Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

What it means to be a minority holder

As a minority holder of Class A Common Stock, of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,200,000.00
  Number of Securities Sold: 10,652,929
  Use of proceeds: Platform Development
  Date: June 18, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

KeeperAI was in R&D, pre-revenue during 2020, and recognized its first commercial revenue in December 2021 with YRCI of $7,500, with an expanded program and associated revenue materializing in Q3 2022.

Cost of sales

Due to the scalability of the KeeperAI platform, cost of sales is currently in the 30% range, however that is expected to decrease to 20% as we further scale. The change in the cost of goods sold (COGS) is not historical, but is a forecast based on our expectation that as the customer base would improve, economies of scale would reduce marginal costs

Gross margins

~70, improving to 80%

<u>Note:</u> The improvement of gross margins from 70% to 80% is a forecast based on projections. Both figures are approximations.

The margin performance is not historical but is a forecast based on our expectation that as the customer base would improve, economies of scale would reduce marginal costs, hence improving gross margins.

Expenses

Expenses for fiscal year 2020 were $627,323 compared to $452,239 in fiscal year 2021.

This was due in large part to a reduction in Contractor Compensation ($90K), much related to Vishal's voluntary reduction in compensation, and reduction in Professional Fees ($78K).

Historical results and cash flows:

The Company is currently in the initial commercial production launch stage and is revenue generating. As a result, we are of the opinion that the historical cash flows are not indicative of the revenue and cash flows expected for the future. Past cash was generated through the sale of equity (SAFEs). Our goal is to grow commercial revenue to a point in which we are self-sustaining.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$30K, however our investors stand by to meet our near-term requirements. Our lead investor has committed $50K to the StartEngine campaign, and we are in touch with our broader set of investors for additional funding.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While we are continuing our discussion with 3rd-party investors, our current aim is to corral them into the StartEngine campaign, and thus the funds from this campaign are important to our company operations.

These funds are required to support Product Development which includes Microsoft Integration and any spend on Tech, Business Development which includes Sales and Marketing, and Operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, the majority will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6-months. This is based on a current monthly burn rate of$45Kfor expenses related to Product development including Microsoft Integration, Business Development which is inclusive of Sales and Marketing and Operations. The expense is split 40-40-20% respectively between these three categories

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18-months. This is based on a projected monthly burn rate of $60Kfor expenses related to Product development including Microsoft Integration, Business Development which is inclusive of Sales and Marketing and Operations. The expense is split 40-40-20% respectively between these three categories.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

$30K, however our investors stand by to meet our near-term requirements. Our lead investor has committed $50K to the StartEngine campaign, and we are in touch with our broader set of investors for additional funding.

Indebtedness

- **Creditor:** Convertible Notes
  Amount Owed: $45,000.00
  Interest Rate: 12.0%
  Convertible Notes - During the periods ending December 31, 2019, 2020, and 2021, the Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranges from 1.90% to 12%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 to 2025. A total principal of $340,000 worth of notes with maturities in 2020 have converted into 2,685,967 shares of Series 1 Preferred Stock as of December 31, 2020. The remaining notes in the total amount of $45,000 are convertible into the same equity securities sold in a qualified fmancing event at a conversion price equal to the lesser of (i) the cash price paid per share for equity securities sold in the qualified financing event, or (ii) the quotient resulting from dividing $12M by the number of outstanding shares of Common Stock. Alternatively, if the Company consummates a change of control event, any outstanding principal amount plus accrued interest shall be repaid to the holder in the form of cash.

- **Creditor:** Paycheck Protection Program (PPP)
  Amount Owed: $17,031.00
  Interest Rate: 1.0%

ln 2020 and 2021, the Company entered into two Paycheck Protection Program (PPP) loans in the respective amounts of $16,998 and $20,833 with interest rates of 1 % and maturities in 2022 and 2023. These loans are not secured and had total ending balances of$16,998 and $37,831 as of December 31, 2020 and 2021, respectively. The figure $37,831 is the total PPP loan taken (both draws included + interest accrued). While $20,800 of that loan amount has been forgiven, the remainder (shown by amount reflected above) is still owed, and the application for forgiveness of this amount is under review").

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $13,935,501.02

Valuation Details:

Why is KeeperAI worth $13,935,501.02?

KeeperAI's Value Proposition and Success Stories

KeeperAI is basing its $13,935,501.02 valuation on the following factors- 1) the intrinsic value add the company's software provides to the work place, 2) existing relationships with large corporations, 3) competitor valuation comparisons, 4) an Industry Revenue Multiplier, 5) Industry Traction, and 6) its IP.

KeeperAI provides a ubiquitous patent-pending service that fosters employee innovation, is easy and fun to use, and more importantly, timely.

Intrinsic Value-Add

KeeperAI will add value to that critical layer of any platform, within any industry where people would benefit from going deeper than the superficiality of profile pictures, star ratings and contact info.

Current Relationships

A recent win for us is that KeeperAI has been selected to participate in Microsoft's Modern Workplace Program. As a startup, landing this opportunity (and even getting on Microsoft's radar) is, in and of itself, a feat, but for them to take such interest in our product and offer to help articulate a model for commercialization and business outcomes, is nothing short of remarkable.

This provides us with the opportunity to integrate with Microsoft Teams along with a vision and a path to integrate with Linkedin, Viva and M365.

Microsoft has more than 270 million monthly active users, so you can only imagine what would happen to our engagement levels (and revenue opportunities) if we can get in front of even a fraction of that audience.

Source: *https://www.windowscentral.com/microsoft-teams-now-has-more-270-million-monthly-active-users#:~:text=The%20communication%20platform%20now%20has,over%20the%20last%20two%20years*

We have already tasted success working with Dartmouth College", YRCI, Ogilvy, Capgemini and

Vodafone and are currently active and deployed in RingCentral's app store, providing cloud-based communication solutions for businesses.

Competitive Analysis

On analysing the market for platforms that are similar to KeeperAI, we realize that our value proposition highly differentiates us from existing competitors.

KeeperAI uses imagery to extract data and draw users into the tool and to provide a highly accessible and intuitive method of quickly providing and receiving results from their input.

Harnessing the power of imagery via our methodology of input taking and output expression is our primary differentiation and something that makes us stand out from other platforms in the SaaS space for workplace platforms.

Additionally, KeeperAI's features of 'question of the day', 'vibe of the day', 'innovation', 'gamification' and 'affinity groups' creates stickiness for users to access the tool frequently. We expect to see high levels of engagement by virtue of these features.

These features are key differentiators from other tools and products, many of which require intensive and lengthy surveys and personal assessment inventories to be created by users, post which, results are not provided quickly.

Industry Revenue Multiple

4 years from now, based on S&P SAAS Technology Revenue Multiple of 7x, would imply a 20x EBITDA multiple, and a 30x net income multiple (P/E), which is more than reasonable for tech companies.

Assuming 25% dilution post a $2 million dollar raise, we toggled at a $12 Million valuation to maintain a 20x return on investment for the investor at this stage. We set the valuation such that investors after 25% dilution would yield a 20x return on their investment.

Industry Traction

While KeeperAI is inherently a cross-industry platform, we have identified the following relevant industries:

Human Capital Management: Projected to grow from $22 Billion in 2022 to $30.64 billion in 2027, bringing the CAGR to 6.85%

HR Tech: Projected to grow from $29 Billion in 2021 to $35.68 billion over in 2028, bringing the CAGR to 3.52%

EdTech (Given KeeperAI's integration plans with Learning Management Systems): Projected to grow from $40 Billion to $285 Billion in 5 years, bringing the CAGR to 48.1%

Connected Enterprise Market: Projected to grow from $262 Billion in 2021 to over $1 Trillion in 2025, bringing the CAGR to 23.18%

Source for industry statistics: Pitchbook (*https://pitchbook.com/*)

IP

KeeperAI currently has 2 pending patent applications (Application #63234605 and Application #17967656).

Disclaimers

In conclusion, based on the above factors we set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company has more than one class of stock; (ii) the company has outstanding convertible securities in the form of SAFEs and convertible notes.

The pre-money valuation does take into account any convertible securities currently outstanding. The Company currently has $691,867.00 in SAFEs and $45,000.00 in convertible notes outstanding, totaling to $736,867.00. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.92 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  47.0%
  Investing towards completing the development life cycle for the advanced functionalities and have it operational and tested.

- *Marketing*
  26.0%
  Investing towards increasing footprint within Microsoft and other client/partner ecosystems. Also investing to increase client awareness about the availability of such a platform.

- *Operations*
  21.5%
  General operational expenses that are involved in building, and maintaining runtime of the platform

If we raise the over allotment amount of $1,234,999.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  60.5%
  Investing towards completing the development life cycle for the advanced functionalities and have it operational and tested.

- *Marketing*
  17.5%
  Investing towards expanding with Microsoft and other client/partner ecosystems well thought through Go-To-Market Strategies. Also investing towards increasing customer awareness about the product within B2B and B2C channels

- *Operations*
  16.5%

Investing towards additional third-party services that can be used for the enhancement of the platform features and use cases, along with those necessary for maintaining runtime and robustness of the product.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://keeperai.com/ (https://keeperai.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/keeperai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR KeeperAI, Inc

[See attached]



Keeper Recruitment Corporation (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Keeper Recruitment Corporation

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 5, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	66,011	157,426
Total Current Assets	66,011	157,426
Non-current Assets		
Office Equipment, net of Accumulated Depreciation	1,085	-
Intangible Assets: Software Development, net of Accumulated Amortization	201,601	201,120
Total Non-Current Assets	202,686	201,120
TOTAL ASSETS	268,697	358,546
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	43,447	6,000
Total Current Liabilities	43,447	6,000
Long-term Liabilities		
Future Equity Obligations (SAFE Notes)	632,914	343,624
PPP Loan	37,831	16,998
Convertible Note	45,000	-
Total Long-Term Liabilities	715,745	360,622
TOTAL LIABILITIES	759,192	366,622
EQUITY		
Class A Common Stock	7	7
Class B Common Stock	154	154
Series 1 Preferred Stock	1,067	1,067
Additional Paid in Capital	1,187,258	1,187,258
Accumulated Deficit	(1,678,980)	(1,196,562)
Total Equity	(490,495)	(8,076)
TOTAL LIABILITIES AND EQUITY	268,697	358,546

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	7,500	-
Cost of Revenue	-	-
Gross Profit	7,500	-
Operating Expenses		
Advertising and Marketing	3,105	3,251
General and Administrative	277,124	372,066
Research and Development	209,420	258,158
Rent and Lease	270	738
Total Operating Expenses	489,919	634,213
Operating Income (loss)	(482,419)	(634,213)
Other Expense		
Interest Expense	-	1,065
Other	-	-
Total Other Expense	-	1,065
Provision for Income Tax	-	-
Net Income (loss)	(482,419)	(635,278)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(482,419)	(635,278)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	37,447	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	37,447	-
Net Cash provided by (used in) Operating Activities	(444,972)	(635,278)
INVESTING ACTIVITIES		
Office Equipment	(1,085)	-
Software Development	(481)	(709)
Net Cash provided by (used by) Investing Activities	(1,566)	(709)
FINANCING ACTIVITIES		
Series 1 Preferred Stock	-	411,664
Future Equity Obligations (SAFE Notes)	289,290	343,624
Convertible Note	45,000	-
PPP Loan	20,833	16,998
Net Cash provided by (used in) Financing Activities	355,123	772,287
Cash at the beginning of period	157,426	21,127
Net Cash increase (decrease) for period	(91,415)	136,299
Cash at end of period	66,011	157,426

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock		Series 1 Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning Balance at 1/1/20	1,390,000	7	3,033,460	154	-	-	60	(561,284)	(561,062)
Issuance of Common Stock	6,319,933	-	-	-	-	-	-	-	-
Issuance of Series 1 Preferred Stock	-	-	-	-	1,253,918	125	159,875	-	160,000
Conversion of SAFE to Series 1 Preferred Stock	-	-	-	-	6,726,087	673	685,927	-	686,600
Conversion of Debt to Series 1 Preferred Stock	-	-	-	-	2,685,967	269	341,396	-	341,664
Additional Paid in Capital	-	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	(635,278)	(635,278)
Ending Balance 12/31/2020	7,709,933	7	3,033,460	154	10,665,972	1,067	1,187,258	(1,196,562)	(8,076)
Conversion of Shares	(6,319,933)	-	-	-	6,319,933	-	-	-	-
Issuance of Series 1 Preferred Stock	-	-	-	-	3,160,067	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	(482,419)	(482,419)
Ending Balance 12/31/2021	1,390,000	7	3,033,460	154	20,145,972	1,067	1,187,258	(1,678,980)	(490,495)

Keeper Recruitment Corporation
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Keeper Recruitment Corporation ("the Company") was formed in Delaware on January 8th, 2019. The Company is a SaaS based platform that leverages AI, Imagery, and behavioral science to enable the formation of deeper relationships to empower people to connect authentically and companies to retain employees via healthy work cultures -- all of which is more important than ever, where remote work is the norm and employees are more prone to job hop than ever before. The Company plans to earn revenue via direct B2B sales and through system integrations in existing platforms. The Company's headquarters is in New York, New York. While existing customers are located in the United States, the Company will also tend to international customers.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by selling a subscription service to businesses, educational institutions, and individual consumers consisting of Keeper Profiles. The Company's payments will generally collected at the time of service or initiation of services. The Company's primary performance obligation will be to maintain an acceptable level of software uptime for users over the subscription period which can be one to twelve months. Revenue for these SaaS subscriptions will be recognized monthly in arrears at 1/12 contract value or monthly price. Revenue for one time profile sales will be recognized at time of sale. As of December 31, 2021, the Company has generated $7,500 from consulting services which is not part of the Company's principal operations.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Office Equipment	5	1,085	-	-	1,085
Grand Total	-	1,085	-	-	1,085

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software has yet to be amortized on a straight-line basis as it has not been placed into service as of the date of these financials.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In April 2019, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 6,492,021 shares of Class A Common Stock are subject to this Plan and may be granted in the form of Options, Restricted Stock Awards, Restricted Stock Units, or Stock Appreciation Rights ("the Awards"). Throughout 2019, 2020, and 2021, the Company has granted numerous Stock Options with varying vesting schedules and exercise prices ranging from $0.010 to $0.044 per share. In 2020 and 2021, the holders of Options in the respective amounts of 439,792 and 664,500 shares have decided to not exercise their vested Awards and therefore were returned to the Company's equity incentive pool.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price		Weighted Average Intrinsic Value
Total options outstanding, December 31, 2019	631,292	$	0.044	$	-
Granted	1,455,069	$	0.010	$	-
Exercised	-	$	-	$	-
Expired/cancelled	(439,792)	$	0.044	$	-
Total options outstanding, December 31, 2020	1,646,569	$	0.014	$	-
Granted	2,482,742	$	0.015	$	-
Exercised	-	$	-	$	-
Expired/cancelled	(664,500)	$	0.015	$	-
Total options outstanding, December 31, 2021	3,464,811	$	0.014	$	-
				$	-
Options exercisable, December 31, 2021	1,813,938	$	0.018	$	-

	Nonvested Options		Weighted Average Fair Value
Nonvested options, December 31, 2019	514,584	$	-
Granted	1,455,069	$	-
Vested	(308,248)	$	-
Forfeited	(219,402)	$	-
Nonvested options, December 31, 2020	1,442,003	$	-
Granted	2,482,742	$	-
Vested	(1,891,471)	$	-
Forfeited	(382,401)	$	-
Nonvested options, December 31, 2021	1,650,873	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes – During the periods ending December 31, 2019, 2020, and 2021, the Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranges from 1.90% to 12%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 to 2025. A total principal of $340,000 worth of notes with maturities in 2020 have converted into 2,685,967 shares of Series 1 Preferred Stock as of December 31, 2020. The remaining notes in the total amount of $45,000 are convertible into the same equity securities sold in a qualified financing event at a conversion price equal to the lesser of (i) the cash price paid per share for equity securities sold in the qualified financing event, or (ii) the quotient resulting from dividing $12M by the number of outstanding shares of Common Stock. Alternatively, if the Company consummates a change of control event, any outstanding principal amount plus accrued interest shall be repaid to the holder in the form of cash.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019, 2020, and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company in the form of the same shares issued in an equity financing event equal to the SAFE purchase price divided by the discount price. The discount price means the price per share of Standard Preferred Stock sold during an equity financing event multiplied by 20%. Alternatively, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price during a qualified liquidity event at a 20% discount. Each agreement is subject to a valuation cap ranging from $2M to $10M. A total of $686,600 worth of SAFE agreements entered in the year 2019 have converted into 6,726,087 shares of Series 1 Preferred Stock in the year 2020.

In 2020 and 2021, the Company entered into two Paycheck Protection Program (PPP) loans in the respective amounts of $16,998 and $20,833 with interest rates of 1% and maturities in 2022 and 2023. These loans are not secured and had total ending balances of $16,998 and $37,831 as of December 31, 2020 and 2021, respectively.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	16,998
2023	20,833
2024	-
2025	45,000
2026	-
Thereafter	-

*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 23,000,000 shares of Class A Common Stock with a par value of $0.0001 per share. 7,709,933 shares were issued and outstanding as of December 31, 2020 prior to the Board of Directors' decision to convert 6,319,933 shares held by the Company's CEO into an equal amount of Series 1 Preferred Stock. As a result, 1,390,000 shares of Class A Common Stock remained issued and outstanding as of December 31, 2021.

The Company has authorized 3,033,490 shares of Class B Common Stock with a par value of $0.0001 per share. 3,033,460 shares were issued and outstanding as of December 31, 2020 and 2021.

Class A and B Common Shareholders are entitled to one vote per share and may receive dividends when and if declared by the Board of Directors.

The Company has authorized 20,145,972 shares of Series 1 Preferred Stock with a par value of $0.0001 per share. 10,665,972 shares were issued and outstanding as of December 31, 2020 (please see "Debt" note regarding the conversion of certain SAFE agreements and Convertible Notes into such shares). Following the Board of Directors' decision to convert the CEO's shares of Class A Common Stock, along with further issuance of Series 1 Preferred Stock, a total of 20,145,972 shares were issued and outstanding as of December 31, 2021.

Voting: Holders of Series 1 Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends: The Company shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each Preferred Shareholder will be treated as holding the greatest whole number of shares of Class A Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder. As of December 31, 2021, no dividends had been declared.

Redemption: Any shares of Preferred Stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.

Liquidation: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Series 1 Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series 1 Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 5, 2022, the date these financial statements were available to be issued.

The Company raised proceeds of $202,000 via SAFE agreements at the same terms mentioned in Note 5.

The Company granted 3,161,982 stock options to employees and service providers.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations, incurred losses and negative cashflows from operations, and will likely continue to realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

KeeperAI.

Be you. Connect with Authenticity.

Here's the problem-in today's new world of work, people often feel disconnected.

According to Harvard Business Review, 65% of employees today feel less connected to their co-workers, which significantly increases the risk of turnover & loss in productivity.

The good news is... KeeperAI can help.

KeeperAI addresses this problem by bringing people's soft skills to the forefront. We are an innovative, Software as a Service platform that is seeking to redefine how people share their true selves, and that can help companies know their employees. It applies artificial intelligence, imagery, and your own input that allows users to share their unique profile and other soft skills. Your teammates and connections can see a comprehensive profile of your interests and skill sets.

It's easy to use!

Profile

Unlike surveys and other personality assessment tools, with KeeperAI, all a person has to do is answer six short questions. That's it! And our platform paints a colorful picture of their personality.

That profile compliments the basic biographical and a hierarchical information found on virtually any platform – whether it's behind a company firewall or on the web.

Behind the scenes, our platform combines a proprietary algorithm which uses the user's answers and images to generate a vivid profile that captures soft skills that provide others better insight into you as a person.

From attributes, to word and vibe of the day, innovation, to business values, word cloud, and unique color, to affinity groups, and gamification!

Manager insights

Our secure platform will then analyze your KeeperAI profile and generate 3 insightful dashboards that can be shared with colleagues, if desired.

Keeper's ROI & Industry trends

Industry leaders want and need to keep their fingers on the pulse of their work force. Here are just a few examples of the cultural dynamics that are top of the mind for leaders and how KeeperAI delivers value.

Integration

And, can integrate with any platform, such as Google Workspace and Slack - we are already on the way with Microsoft Teams.

Currently, we are working with Microsoft Teams to integrate KeeperAI as a stand-alone app, as a Teams-embedded Tab, as a chat bot, and as an in-meeting app.

KeeperAI is scalable and fits into virtually any industry platform that requires teamwork and genuine interpersonal connections. It can be "white-labeled" as a behind-the-scenes service to generate revenue through B2B and B2C channels, and through licensing.

Conclusion

Join our growing list of clients and partner companies. Get KeeperAI. Empower your team and colleagues to connect with authenticity.

Give us a shout or visit our web site. Schedule a demo, learn more about our platform, or partner with us.

Are you ready to be a Keeper?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



CERTIFICATE OF INCORPORATION
OF
Keeper Recruitment Corporation

FIRST: The name of the corporation is: Keeper Recruitment Corporation

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 500,000 shares having a par value of $0.001000 per share.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this January 08, 2019.

Signed and Attested to by: Michael J. Bell

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:44 PM 01/08/2019
FILED 02:44 PM 01/08/2019
SR 20190137123 - File Number 7228576

KEEPER RECRUITMENT CORPORATION

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General
Corporation Law of the State of Delaware)

Keeper Recruitment Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the ***"General Corporation Law")***, does hereby certify as follows.

1. The name of this corporation is Keeper Recruitment Corporation and that this corporation was originally incorporated pursuant to the General Corporation Law on January 8, 2019.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 30th day of September, 2021.

By: /s/Vishal Ahluwalia
Vishal Ahluwalia
Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:58 PM 09/30/2021
FILED 01:58 PM 09/30/2021
SR 20213390511 - File Number 7228576

Exhibit A

KEEPER RECRUITMENT CORPORATION

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Keeper Recruitment Corporation (the *"Corporation"*).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 3500 South Dupont Highway, City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is GKL REGISTERED AGENTS OF DE, INC.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the *"Restated Certificate"),* the following terms have the meanings set forth below:

"Board Composition" means that (i) for so long as any shares of Series Seed-1 Preferred Stock remain outstanding, the holders of record of the shares of Series Seed-1 Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation, one (1) director appointed and elected by a simple majority of the Series Seed-1 Preferred Stock and one (1) director appointed and elected by WCLP (as defined in the Seed Purchase Agreement) in accordance with the Series Seed-1 Preferred Stock Investment Agreement (*"Seed Purchase Agreement"*) made by and between the Corporation and the Purchasers (as defined therein) (each a *"Series Seed-1 Director"),* (ii) for so long as any shares of Class B Common Stock remain outstanding, the holders of record of the shares of Class B Common Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation, and (iii) any additional directors shall be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"Original Issue Price" means $0.1276 per share for the Series Seed-1 Preferred Stock.

"Requisite Holders" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis); provided, that any election, consent or decision of the Requisite Holders must include the affirmative election, consent or decision of WCLP (as defined in the Series Seed-1 Preferred Stock Investment Agreement by and between the Corporation and the other parties thereto, as may be amended from time to time) so long as WCLP or any affiliate thereof holds at least 2,500,000 shares of Preferred Stock of the Corporation (subject to appropriate adjustment in the event of a stock split, stock dividend, combination, reclassification, or similar event affecting the Series Seed-1 Preferred Stock).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 46,179,432, consisting of (a) 23,000,000 shares of Class A Common Stock, $0.0001 par value per share (the *"Class A Common Stock"*), (b) 3,033,460 shares of Class B Common Stock, $0.0001 par value per share (the *"Class B Common Stock"* and, together with the Class A Common Stock, the *"Common Stock"*) and (b) 20,145,972 shares of Preferred Stock, $0.0001 par value per share. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated *"Series Seed-1 Preferred Stock"*.

Contingent and effective immediately upon the filing of this Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the *"Effective Time"*), and without further action on the part of the Corporation or the holders of the Corporation's Common Stock, $0.0001 par value per share, issued and outstanding immediately prior to the Effective Time (the *"Old Common Stock"*), each then outstanding share of the Old Common Stock (or any shares of Old Common Stock held by the Corporation in treasury) and each share of Old Common Stock issuable pursuant to exercise, conversion or exchange of outstanding Options and Convertible Securities (each as defined below) shall be reconstituted and reclassified as one (1) fully paid and nonassessable share of Class A Common Stock. Any stock certificate that immediately prior to the Effective Time represented shares of Old Common Stock shall from and after the Effective Time be deemed to represent shares of Class A Common Stock, without the need for surrender or exchange thereof.

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Class A Common Stock and the Class B Common Stock.

1.   **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2.   **Voting.** The holders of the Class A Common Stock and Class B Common Stock are entitled to one vote for each share of such Class A Common Stock or Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock or any series thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3.   **Class B Common Stock Conversion.**

3.1   Optional Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any record holder of Class B Common Stock shall be entitled to convert any of such holder's shares of such Class B Common Stock into shares of Class A Common Stock, such holder shall deliver an instruction, duly signed and authenticated in accordance with any procedures set forth in the Bylaws of the Corporation or any policies of the Corporation then in effect, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at its principal corporate office of such holder's election to convert the same and shall state therein the name or names in which the shares of Class A Common Stock issuable on conversion thereof are to be registered on the books of the Corporation. The Corporation shall, as soon as practicable thereafter, register on the Corporation's books ownership of the number of shares of Class A Common Stock to which such record holder of Class B Common Stock, or to which the nominee or nominees of such record holder, shall be entitled as aforesaid. Such conversion shall be deemed to have occurred immediately prior the close of business on the date such notice of the election to convert is received by the Corporation, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date.

3.2 Automatic Conversion. Each share of Class B Common Stock shall automatically be converted into one (1) fully paid and nonassessable share of Class A Common Stock immediately prior to the close of business on the earlier of the date, if any, specified by the affirmative vote of the holders of Class B Common Stock representing a majority of the voting power of the outstanding shares of Class B Common Stock, voting separately as a single class (the *"Automatic Conversion")*. The Corporation shall provide notice of the Automatic Conversion of shares of Class B Common Stock pursuant to this Section 3.2 to record holders of such shares of Class B Common Stock as soon as practicable following the Automatic Conversion; *provided, however,* that the Corporation may satisfy such notice requirements by providing such notice prior to the Automatic Conversion. Such notice shall be provided by any means then permitted by the General Corporation Law; *provided, however,* that no failure to give such notice nor any defect therein shall affect the validity of the Automatic Conversion. Upon and after the Automatic Conversion, the person registered on the Corporation's books as the record holder of the shares of Class B Common Stock so converted immediately prior to the Automatic Conversion shall be registered on the Corporation's books as the record holder of the shares of Class A Common Stock issued upon Automatic Conversion of such shares of Class B Common Stock, without further action on the part of the record holder thereof. Immediately upon the effectiveness of the Automatic Conversion, the rights of the holders of shares of Class B Common Stock as such shall cease, and the holders shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock into which such shares of Class B Common Stock were converted.

3.3 Conversion on Transfer. Each share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, be converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined below), other than a Permitted Transfer (as defined below), of such share of Class B Common Stock

3.4 Policies and Procedures. The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or this Certificate of Incorporation or the Bylaws, relating to the conversion of shares of the Class B Common Stock into shares of Class A Common Stock as it may deem necessary or advisable. If the Corporation has reason to believe that a Transfer that is not a Permitted Transfer has occurred, the Corporation may request that the purported transferor furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a Transfer that is not a Permitted Transfer has occurred, and if such transferor does not within ten (10) days after the date of such request furnish sufficient (as determined by the Board of Directors (the **"Board"))** evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such Transfer has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and such conversion shall thereupon be registered on the books and records of the Corporation.

3.5   Definitions.

3.5.1 **"Family Member"** shall mean with respect to any natural person who is a Qualified Stockholder (as defined below), the spouse, domestic partner, lineal descendant or antecedent, parent, grandparent, stepchild, stepparent, mother in law, father in law, son in law, daughter in law, brother in law, sister in law, sibling and lineal descendants or antecedents of any siblings of such Qualified Stockholder. Lineal descendants shall include adopted persons, but only so long as they are adopted during minority.

3.5.2 **"Qualified Stockholder"** shall mean (i) the record holder of a share of Class A Common Stock; or (ii) a Permitted Transferee.

3.5.3 **"Permitted Entity"** shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder.

3.5.4 **"Transfer"** of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class A Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; *provided, however,* that the following shall not be considered a "Transfer" within the meaning of this Section 3.5.4:

(a)   the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;

(b)   entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (A) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (B) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; or

        (c)   the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; *provided, however,* that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer.

A Transfer shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are holders of voting securities of any such entity or Parent of such entity.

        3.5.5 *"Parent"* of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

        3.5.6 *"Permitted Transfer"* shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

        (a)   by a Qualified Stockholder to (A) one or more Family Members of such Qualified Stockholder, or (B) any Permitted Entity of such Qualified Stockholder; or

        (b)   by a Permitted Entity of a Qualified Stockholder to (A) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (B) any other Permitted Entity of such Qualified Stockholder.

        3.5.7 *"Permitted Transferee"* shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

        3.5.8 *"Permitted Trust"* shall mean a bona fide trust where each trustee is (i) a Qualified Stockholder, (ii) a Family Member or (iii) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

        3.5.9 *"Voting Control"* shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

3.5.10 ***"Convertible Securities"*** shall mean securities (other than shares of Class B Common Stock) convertible into or exchangeable for Class A Common Stock or Class B Common Stock, either directly or indirectly.

3.5.11 ***"Options"*** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Class A Common Stock, Class B Common Stock or Convertible Securities.

3.6   <u>Status of Converted Stock.</u> In the event any shares of Class B Common Stock are converted into shares of Class A Common Stock pursuant to this Section 3, the shares of Class B Common Stock so converted shall be retired and shall not be reissued by the Corporation.

3.7   <u>Effect of Conversion on Payment of Dividends.</u> Notwithstanding anything to the contrary in Sections 3.1, 3.2 or 3.3, if the date on which any share of Class B Common Stock is converted into Class A Common Stock pursuant to the provisions of Sections 3.1, 3.2 or 3.3 occurs after the record date for the determination of the holders of Class B Common Stock entitled to receive any dividend or distribution to be paid to on the shares of Class B Common Stock, the holder of such shares of Class B Common Stock as of such record date will be entitled to receive such dividend or distribution on such payment date; *provided,* that notwithstanding any other provision of this Certificate of Incorporation, to the extent that any such dividend or distribution is payable in shares of Class B Common Stock (or in the securities payable on shares of Class B Common Stock), such dividend or distribution shall be deemed to have been declared, and shall be payable in, shares of Class A Common Stock (or, if applicable, the securities payable on shares of Class A Common Stock) and no shares of Class B Common Stock (or any securities payable on shares of Class B Common Stock) shall be issued in payment thereof.

3.8   <u>Reservation.</u> The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of effecting conversions of shares of Class B Common Stock into Class A Common Stock, such number of duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Class B Common Stock. If at any time the number of authorized and unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Class B Common Stock, the Corporation shall promptly take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, obtaining the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. All shares of Class A Common Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and non-assessable shares. The Corporation shall take all such action as may be necessary to ensure that all such shares of Class A Common Stock may be so issued without violation of any applicable law or regulation.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

   1.1 <u>Payments to Holders of Preferred Stock.</u> In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Series Seed-1 Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed-1 Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed-1 Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Series Seed-1 Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

   1.2 <u>Payments to Holders of Preferred Stock and Common Stock.</u> In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed-1 Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Series Seed-1 Preferred Stock and Common Stock, pro rata based on the number of shares of Common Stock held by each such holder on an as-converted basis.

   1.3 <u>Deemed Liquidation Events.</u>

      1.3.1 <u>Definition.</u> Each of the following events is a *"Deemed Liquidation Event"* unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

         (a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 <u>Amount Deemed Paid or Distributed.</u> The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. **Voting.**

2.1 <u>General.</u> On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2   Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions. At any time when any shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(0   increase or decrease the number of directors of the Corporation;

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.   Conversion. The holders of the Preferred Stock have the following conversion rights (the **"Conversion Rights"**):

3.1 <u>Right to Convert.</u>

3.1.1 <u>Conversion Ratio.</u> Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The **"Conversion Price"** for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 <u>Termination of Conversion Rights.</u> Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 <u>Fractional Shares.</u> No fractional shares of Class A Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

3.3 <u>Mechanics of Conversion.</u>

3.3.1 <u>Notice of Conversion.</u> To voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a **"Contingency Event").** The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the **"Conversion Time"),** and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

          3.3.2 <u>Reservation of Shares.</u> For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Class A Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Class A Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Class A Common Stock at such adjusted Conversion Price.

          3.3.3 <u>Effect of Conversion.</u> All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

          3.3.4 <u>No Further Adjustment.</u> Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Class A Common Stock delivered upon conversion.

          3.4   <u>Adjustment for Stock Splits and Combinations.</u> If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the ***"Original Issue Date"*** for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock or any series thereof, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock or any series thereof, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock or any series thereof entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Class A Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock or any series thereof entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Class A Common Stock on the date of such event.

3.7 <u>Adjustment for Reclassification, Exchange and Substitution.</u> If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Class A Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (<u>other</u> <u>than</u> by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Class A Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 <u>Adjustment for Merger or Consolidation.</u> Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Class A Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Class A Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Class A Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 <u>Certificate as to Adjustments.</u> Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 <u>Mandatory Conversion</u>. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the *"Mandatory Conversion Time")*, (i) all outstanding shares of Preferred Stock will automatically convert into shares of Class A Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 <u>Procedural Requirements.</u> The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Class A Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4.   **Dividends**. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pail passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be

treated as holding the greatest whole number of shares of Class A Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A.   **AMENDMENT OF BYLAWS**. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the *"Bylaws")*, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   **NUMBER OF DIRECTORS**. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   **BALLOT**. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   **MEETINGS AND BOOKS**. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   **LIMITATION**. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. **INDEMNIFICATION.** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. **MODIFICATION.** Any amendment, repeal, or modification of the foregoing provisions of this Article DC will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. *"Excluded Opportunity" means any* matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a *"Covered Person"),* unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *

EXHIBIT G TO FORM C

TTW Materials

Team
Christopher Nicolau: Co-Founder/CEO, LinkedIn
Mikhail Reznik: Co-Founder/Head of Technology, LinkedIn

KeeperAI
KeeperAI | *Be You. Connect With Authenticity.*
https://**keeper**ai.com/

Description of Business
KeeperAI is a tech startup that created an innovative, SaaS platform that is redefining how people can share their true selves and how companies hire and manage employees. The company's platform alchemizes modern tech and imagery to allow people to share their personality profile and other telling soft skills and, likewise, allows hiring managers to develop a comprehensive profile of a current or prospective employee's personality and skillset. With **Keeper**AI, people can connect with authenticity and companies can see the real individual, not just their resume.

Reasons to Invest

- The company has been selected to join Microsoft's Modern Workplace program. As a startup, landing this opportunity (and even getting on Microsoft's radar) is, in and of itself, a feat, but for them to take such interest in our product and offer to help articulate a model for commercialization and business outcomes, is nothing short of remarkable.

- The company has strong partnerships and a growing pipeline of customers. **Keeper**AI and the team behind it (a mix of seasoned executives and young, ambitious professionals and rising stars) were born of today's way of working – entirely digital, decentralized, yet close knit and 100 percent collaborative.

- We provide a ubiquitous patent-pending service that fosters employee innovation, is easy and fun to use, and more importantly, timely. We believe that **Keeper**AI will add value to that critical layer of any platform/organization, within any industry where people would benefit from going deeper than the superficiality of profile pictures, star ratings and contact info.

Team
Vishal Ahluwalia: CEO & Founder, LinkedIn
Jeff Silver: Head of Corporate Finance, LinkedIn

Phizzle